Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Akai Honoo Capital Limited	Hong Kong
French Fries Creativeworks Limited	Hong Kong
Wonderful Concept Investment Limited	Hong Kong